

November 25, 2013

Via E-mail
Michael C. Bond
Chief Financial Officer
Pulse Electronics Corporation
12220 World Trade Drive
San Diego, CA 92128

Re: Pulse Electronics Corporation
         Form 10-K for the fiscal year ended December 28, 2012
         Filed March 13, 2013
         Form 10-Q for the quarter ended September 27, 2013
         Filed November 5, 2013
         File No. 001-5375

Dear Mr. Bond:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 28, 2012

Note 1 – Summary of significant accounting policies, page 45

Revision of prior period financial statements, page 45

1.   We note your disclosure that in the third quarter of 2012, you identified an error in your deferred tax valuation allowance. We note the effect of the error correction on your income tax expense and net loss for the year ended December 30, 2011 was 19.3% and 10.3% respectively. Please address the following:

- Tell us how you discovered the error.
- Describe to us in greater detail the nature of the error in your deferred tax valuation allowance.
- Please provide us with your analysis of the materiality of the error. Discuss why you concluded the error was not material to prior periods and that an amendment to the December 30, 2011 Form 10-K was not necessary.

Note 12 – Stock-based compensation, page 63

2. We note that you use the Black-Scholes option-pricing model in determining the fair value of your option grants. Please revise future filings to disclose your methodologies for determining the significant assumptions in your Black-Scholes model or tell us why no revision to future filings is necessary. Refer to FASB ASC 718-10-50-2(f)(2).

Form 10-Q for the quarter ended September 27, 2013

Note 10 – Preferred Stock, page 12

3. We note that in connection with the letter agreement you increased the preferred stock conversion rate from 64.38% to 67.9%. Additionally we note that you recorded a $5.8 million deferred loan cost as a result of this modification. Please explain to us why you recorded these costs as deferred loan costs, citing any authoritative literature upon which you are relying.

4. As a related matter, we note that the preferred stock will convert into common stock at such time that the $22.3 million of senior convertible notes has been discharged or conversion of the preferred stock would not otherwise constitute a change in control under the terms of the senior convertible notes. Additionally, the preferred stock will automatically convert into such number of shares of your common stock that will result in Oaktree having received 67.9% of your total common stock. Please explain to us why you are accounting for the preferred stock as permanent equity, citing any authoritative literature upon which you are relying.

Item 2. Liquidity and Capital Resources, page 21

5. We note that your outstanding borrowings with Oaktree are subject to maximum leverage ratios. We further note that as of September 27, 2013 you were in compliance with the amended leverage ratios. For any covenants where your actual leverage ratios are not substantially below the maximum allowable leverage ratio, please revise future filings to provide expanded disclosure. In this regard, disclose your actual leverage ratios, and a description of any significant factors and assumptions that could reasonably affect your compliance in future periods.

6. Additionally, we note that as of September 27, 2013, approximately $23.5 million of subsidiary retained earnings are restricted under PRC law. Please explain to us how you

considered the requirements of Rule 12-04 of Regulation S-X in preparing your annual financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief